Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

January 15, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Attn: Mark Cowan, Esq.

Senior Counsel

Division of Investment Management – Disclosure Review and Accounting Office

Re:	Transamerica Life Insurance Company
Transamerica Structured Index Advantage® Annuity
Form S-1 Registration Statement (File No. 333-284296)
Request for Selective Review

Commissioners:

On behalf of Transamerica Life Insurance Company (“Transamerica”), transmitted for filing under the Securities Act of 1933, as amended, is a new registration statement on Form S-1 (“New Registration Statement”) for the Transamerica Structured Index Advantage® Annuity, a registered index-linked annuity contract (“Policy”). Transamerica’s ongoing offering of the Policy is currently registered on an effective Form S-1 registration statement (File No. 333-281594) (“Existing Registration Statement”).

The sole purpose for filing the New Registration Statement is to register additional interests in the index-linked investment options offered under the Policy. Transamerica respectfully requests selective review of the New Registration Statement pursuant to Securities Act Release No. 6510 (Feb. 15, 1984). In connection with this request for selective review, Transamerica notes that if the New Registration Statement were eligible to be filed pursuant to Rule 485 under the Securities Act of 1933 (“Rule 485(b)”), Transamerica would make the filing pursuant to Rule 485(b) because it does not include any material changes to disclosure from the Existing Registration Statement that would render the filing ineligible to become effective under Rule 485(b) (if it were an investment company filing to which Rule 485 applied).

Compared to the Existing Registration Statement, the changes to the prospectus will generally include the addition of unaudited financial statements of Transamerica for the nine months ended September 30, 2024, as well as the addition of management’s discussion and analysis of financial condition and results of operations for the same period. Both will be added by amendment to the New Registration Statement. Transamerica does not believe that there are any specific areas in the New Registration Statement that warrant particular attention. Therefore, we respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

It is Transamerica’s intention that the New Registration Statement become effective no later than February 7, 2025.

Thank you for your time and attention to this matter. Please direct any questions or comments to me at (720) 488-7884, or via email at brian.stallworth@transamerica.com.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel
Assistant Secretary
Transamerica Life Insurance Company